Traffic.com, Inc.
851 Duportail Road,
Wayne, PA 19087

January 20, 2006

VIA EDGAR AND FACSIMILE NO. (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Michele Anderson, Legal Branch Chief

Re:          Traffic.com, Inc.

                Registration Statement on Form S-1

                Commission File No. 333-127973

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Traffic.com, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement referred to above so that the Registration Statement will become effective at 2:30 p.m., New York time, on January 24, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact Ellen Corenswet or Frank London at Covington & Burling at (212) 841-1000.

Very truly yours,

TRAFFIC.COM, INC.

By:	/s/ ROBERT N. VERRATTI
Name: Robert N. Verratti
Title: Chief Executive Officer